[redacted]

SEC Mail Mail Processing Section FEB 29 2008 Washington, DC 106

A B 3/7

08028664

SECURITIE[S AND EXCHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Company Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street, 17th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Dobie (215) 701-9678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St. Two Commerce Square Suite 3100 Philadelphia, PA. 19103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL E

RECD S.E.C.
FEB 29 2008
803

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I, Robert Dobie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Company Securities LLC, as of December 31st, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
COURTNEY J EVERNGHAM, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2009

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC)

December 31, 2007

TABLE OF CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying statement of financial condition of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC) (the "Company"), as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen & Company Securities, LLC, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 27, 2008

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	31,262,040
Deposits with clearing brokers		202,317
Receivables		1,591,119
Due from broker		2,917,870
Due from related parties		21,992,029
Investments - trading		33,770,112
Investments - available for sale		99,475
Other assets		40,000
Total assets	$	91,874,962
Liabilities and Member's Equity		
Liabilities		
Accounts payable and other accrued liabilities	$	326,350
Due to broker		142,343
Accrued compensation		8,085,000
Due to related parties		36,400,000
Total liabilities		44,953,693
Commitments and contingencies (footnote 10)		
Member's equity		
Member's capital		46,899,043
Accumulated other comprehensive income		22,226
Total member's equity		46,921,269
Total liabilities and member's equity	$	91,874,962

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Income

For the Year Ended December 31, 2007

Revenues		
CDO structuring	$	72,571,786
Principal transactions, including unrealized loss on investments-trading of $(16,499,969)		(13,314,354)
Interest income		853,248
Other income		717,254
Total revenues		60,827,934
Operating expenses		
CDO structuring and asset management costs		16,071,424
Compensation and benefits		19,189,107
Business development, occupancy, and equipment		1,739,693
Professional services and other operating		2,209,111
Corporate overhead allocation		7,482,111
Total operating expenses		46,691,446
Income before income taxes		14,136,488
Income taxes		320,909
Net income	$	13,815,579

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Changes in Member's Equity

For the Year Ended Decemeber 31, 2007

	Member's capital	Accumulated other comprehensive (loss) income	Total	Comprehensive income
Balance at December 31, 2006	$ 33,548,891	$ (15,361)	$ 33,533,530	$ -
Distributions	(465,427)	-	(465,427)	-
Net income	13,815,579	-	13,815,579	13,815,579
Unrealized gain on securities	-	37,587	37,587	37,587
Balance at December 31, 2007	$ 46,899,043	$ 22,226	$ 46,921,269	$ 13,853,166

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	13,815,579
Adjustment to reconcile net income to net cash provided by operating activities		
Unrealized loss on investments-trading		16,499,969
Changes in operating assets and liabilities:		
Decrease in deposits with clearing brokers		3,156
Decrease in receivables		1,306,259
Increase in due from broker		(2,917,870)
Increase in due to broker		142,343
Decrease in receivables under resale agreements		4,960,000
Purchases and sales of investments-trading,net		(32,179,553)
Decrease in other assets		3,000
Decrease in accounts payable and accrued expense		(266,979)
Increase in accrued compensation		8,029,000
Increase in due from related parties		(21,992,029)
Increase in due to related parties		35,142,226
Decrease in securities sold under agreement to repurchase		(15,590,415)
Net cash provided by operating activities		6,954,686
Cash flows used in financing activities		
Distributions		(465,427)
Net cash used in financing activities		(465,427)
Net increase in cash and cash equivalents		6,489,259
Cash and cash equivalents at the beginning of the year		24,772,781
Cash and cash equivalents at the end of the year	$	31,262,040

See accompanying notes to the financial statements

1. COMPANY AND FORMATION

Cohen & Company Securities, LLC (the "Company") is a securities broker-dealer, which comprises several classes of services, including securities brokerage and investment banking. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation.

The Company is a wholly owned subsidiary of Cohen Brothers, LLC (the "Parent Company"). The Company earns fees in its capacity as a service provider or placement agent for the collateralized debt obligations ("CDO") that the Parent Company sponsors and as an originator of a significant portion of the collateral securities owned by the CDO.

A CDO is a form of structured financing whereby a diverse pool of fixed income assets is transferred to a special purpose entity to serve as collateral for multiple classes of debt and equity securities issued by the entity. The cash flows of the collateral pool are used to service the payments on the CDO debt and equity securities (CDO Securities).

In addition, the Company will experience trading gains and losses as it serves as a market-maker for CDO Securities sponsored by the Parent Company and third parties and maintains a proprietary trading book.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. Most cash and cash equivalents are in the form of short term investments and are not held in federally insured bank accounts.

C. *Deposits with Clearing Brokers*

Deposits with clearing brokers consist of funds deposited with Mesirow Financial, Inc. and RBC Dain Rauscher, Inc., the Company's clearing brokers, to support the Company's securities trading activities.

D. *Due from broker/ due to broker*

Due from broker consists of the following: receivables for security sales made with various counterparties that had not yet settled at December 31, 2007; accrued interest; a receivable for a security sale made with the Parent Company's chairman. See note 11-E. Due to broker consists of payables to counterparties for security purchases that had not yet settled at December 31, 2007, which are due to different counterparties.

E. *Investments*

The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No.115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). This statement requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased.

The Company had no securities classified as held to maturity. Securities classified as trading or available for sale are recorded at fair value. The determination of fair value is based on independent market quotations or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Unrealized and realized gains and losses on securities classified as trading are recorded in principal transactions in the statement of income. Unrealized gains and losses on securities classified as available for sale are recorded in the accumulated other comprehensive income component of member's equity in the statement of financial condition. When a security classified as available for sale is sold, the resulting gain or loss is reclassified from the accumulated other comprehensive income component of member's equity to principal transactions in the statement of income. Periodically, the Company reviews the carrying value of its available for sale securities. If it deems an unrealized loss to be other than temporary, it will record the impairment in the statement of income in principal transactions. The Company recognized an other than temporary impairment on one security during 2007 in the amount of $12,505,000.

The Company exercises its judgment in determining whether an investment security has sustained an other-than-temporary decline in value. The Company's evaluation is dependent upon the specific facts and circumstances of each investment. The Company considers the size of the decline relative to the amortized cost of the security, the length of time that security's fair value has been below its amortized cost, the financial condition of the issuer, and the Company's intent and ability to hold the investment for a sufficient period of time to allow for recovery of the amortized cost of its investment.

The Company has not recognized an other-than-temporary impairment on any investment classified as available for sale during the year ended December 31, 2007. In addition, the Company has not sold any investment classified as available for sale during the year ended December 31, 2007.

The Company classifies any securities that are bought and held principally for the purpose of selling them in the near term as trading securities. In some cases, these investments may also include CDO Securities.

F. *Collateralized Securities Transactions*

The Company may enter, from time to time, into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") which are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Resulting interest income and expense are generally included in principal transactions in the statement of income.

In the case of reverse repurchase agreements, the Company generally takes possession of securities with a market value in excess of the principal amount loaned plus accrued interest. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities in excess of the principal amount loaned plus accrued interest to collateralize the agreement.

In certain cases, a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, *FIN 41: Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("Fin 41"), allows (but does not require) the reporting entity to net the asset and liability on the balance sheet. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in Fin 41 are met.

As of December 31, 2007, the Company had no investments in reverse repurchase agreements and no investments in repurchase agreement obligations.

G. *Revenue Recognition*

CDO Structuring: CDO structuring revenue includes: (i) origination fees for assets that are purchased or originated, with the ultimate purpose of inclusion in a CDO sponsored by the Parent Company; (ii) placement fees for the sale of CDO Securities; and (iii) structuring fees associated with identifying and implementing the optimal CDO security structure. Placement and structuring fees are recognized as revenue when the CDO closes and is funded. Origination fees are recognized when the assets are acquired. In some cases, the Company will utilize third party professionals to assist in the origination process. In that case, the Company records the cost of the third party services in CDO structuring and asset management costs and the revenue is included in CDO structuring revenue.

Principal transactions: Principal transactions represent gains and losses (both unrealized and realized) recognized on securities and other inventory positions owned; securities and other inventory positions pledged as collateral; and securities and other inventory positions sold, but not yet purchased. These are recognized on a trade date basis. Principal transactions also include interest income and expense from collateralized securities transactions as well as interest income earned on investments classified as trading.

Interest income: Interest income includes interest earned on cash and cash equivalents. Interest income on collateralized securities transactions and interest income earned on investments classified as trading securities are recorded in principal transactions.

Other income: Other income includes commissions, investment banking income, and foreign currency transaction gains and losses. Commission revenues include fees earned from executing client transactions in listed securities and are recognized on a trade date basis.

H. *Corporate Overhead Allocation*

The Parent Company allocates certain indirect expenses to the Company. See Note 11-A.

I. *Other Comprehensive Income*

The Company reports all changes in comprehensive income in the statement of changes in member's capital. Comprehensive income includes net income and unrealized gains or losses on securities classified as available for sale.

J. *Recent Accounting Developments*

In September 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 157, *Fair Value Measurements.* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not anticipate the adoption of SFAS No. 157 to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This standard provides companies the option of reporting certain instruments at fair value which were previously carried at cost or not recognized in the financial statements. The election is made on an instrument-by-instrument basis and is irrevocable. SFAS No. 159 provides entities with a one-time opportunity, upon initial adoption of this statement, to elect the fair value option for existing eligible items. Upon such election, any differences between the beginning carrying amount of the selected item and its fair value as of the effective date would be included in the cumulative effect adjustment to beginning member's equity and all subsequent changes in fair value for the instrument would be reported in earnings. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Management believes the impact of SFAS No. 159 will not be material to the Company's financial statements.

K. *Due to / from Related Parties*

The Company has an expense sharing arrangement with the Parent Company and periodically borrows from or advances money to the Parent Company. In addition, the Company periodically borrows from or advances money to other related parties. Borrowings or advances with related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net borrowings from a related party are shown as a component of due to related parties in the statement of financial condition.

4. RECEIVABLE

Receivables at December 31, 2007 consists of:

RECEIVABLES		
Receivable from clearing brokers	$	588,751
Accrued interest receivable		637,330
Reimbursable CDO costs		365,038
	$	1,591,119

Receivable from clearing brokers are of a routine and short term nature. Accrued interest receivable represents interest accrued on the Company's investment securities. Reimbursable CDO costs represent various fees paid by the Company that will be reimbursed at the closing of a CDO.

5. INVESTMENTS

The Company classifies its investments into three categories: held to maturity, available for sale, and trading according to SFAS 115. As of December 31, 2007, the Company had no securities classified as held to maturity. The following represents the detail of securities classified as available for sale:

AVAILABLE FOR SALE	Cost	Gains	Losses	Fair Value
NASDAQ	$ 77,249	$ 22,226	$ -	$ 99,475
	$ 77,249	$ 22,226	$ -	$ 99,475

As of December 31, 2007, the Company has recorded a net unrealized gain of $22,226 on its investment classified as available for sale. The fair value represents the value derived from the closing share price on the New York Stock Exchange on December 31, 2007.

All of the Company's investments classified as trading were CDO Securities as of December 31, 2007. These investments were obligations of 11 CDOs. The following table provides a detail of these investments by rating category:

TRADING SECURITIES OWNED			
Fitch Rating Category	Cost	Carrying Value	Unrealized Gain/(Loss)
AAA	$ 2,760,000	$ 2,490,000	$ (270,000)
AA	9,465,000	8,446,000	(1,019,000)
A-	6,071,750	5,640,000	(431,750)
BBB+	14,749,775	7,500,000	(7,249,775)
BBB	4,342,500	4,342,500	-
B+	4,980,000	2,250,000	(2,730,000)
BBB-	2,907,250	1,750,000	(1,157,250)
CC	2,940,926	112,077	(2,828,849)
Not rated	2,027,979	1,239,535	(788,444)
	$ 50,245,180	$ 33,770,112	$ (16,475,068)

In addition, the Company owns one CDO security that is not reflected in the above table, which the Company wrote down to zero. This was treated as an other than temporary impairment. The Company realized a loss of $12,505,000 which is included in principal transactions in the statement of income in conjunction with this write down. The Company generally values the securities by obtaining independent market quotations. No investments classified as trading were pledged as collateral under securities financing transactions (repurchase agreements) as of December 31, 2007. Defaults of any individual issuer would have a material negative impact and result in significant loss to the Company.

6. RETIREMENT PLAN

The Parent Company maintains a 401(k) savings plan covering substantially all of its employees allocated to the Company. Under the plan, the Company matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $75,592 for the year ended December 31, 2007.

7. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes. However, it is subject to entity level income taxes in two local jurisdictions: Philadelphia and New York City.

8. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $2,994,880 as of December 31, 2007. As of December 31, 2007 the Company's adjusted net capital was $12,245,141 which exceeds the minimum requirements by $9,250,261.

9. RESERVE REQUIREMENTS

As of December 31, 2007, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

10. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Mesirow Financial, Inc. whereby Mesirow Financial, Inc. acts as the clearing broker for the Company. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract.

Beginning in September 2005, the Company entered into an agreement with RBC Dain Rauscher, Inc. whereby RBC Dain Rausher, Inc. acts as clearing broker for the Company. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract and pay a termination fee of approximately $10,000 per month for each remaining month of the initial term of agreement. The initial term of agreement is thirty-six months from the execution date of the agreement.

The Company is a party to various routine legal proceedings arising out of the ordinary course of our business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

11. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2007. The transactions are listed by related party.

A. The Parent Company

The Company maintains an expense sharing arrangement with the Parent Company, which was entered into in 2006. Under this arrangement, the Parent Company allocated expenses that indirectly benefit the Company based on the Company's revenue as a percentage of the Parent Company's consolidated revenue. The Company incurred expense of $7,482,111 for the year ended December 2007 under this arrangement.

As of December 31, 2007, the Company had net amounts due from the Parent Company of $21,992,029 which represented the entire amount included as due from related parties in the Company's statement of financial condition.

B. Cohen & Company Funding, LLC

As of December 31, 2007, the Company had amounts due to its affiliate, Cohen & Company Funding, LLC (a subsidiary of the Parent Company), of $36,400,000 which represented the entire amount reflected as due to related parties in the Company's statement of financial condition.

C. Alesco Financial, Inc. (AFN)

1. CDO Securities Purchased by AFN

AFN is a publicly traded real estate investment trust ("REIT"). It has been identified as a related party because: (i) the Parent Company's chairman is also the chairman of AFN and (ii) the Parent Company's chief operating officer is also the CEO and a director of AFN. AFN purchases a significant quantity of CDO Securities in Company-sponsored CDOs. During 2007, AFN has purchased approximately $201,901,000 (par value) in CDO securities of Parent Company sponsored CDOs. The Company does not charge placement fees on CDO securities purchased by AFN.

2. Combination Notes Sold to AFN

During July 2007, the Company purchased two combination notes from an unrelated third party for $9,300,000 and subsequently sold these notes to AFN for $9,100,000. The Company realized a loss of $200,000 related to the sales. The realized losses are included in principal transactions in the statement of income.

3. Yield Fee Guarantee

In 2007, the Parent Company entered into an agreement with AFN whereby the Parent Company provided a guaranteed return on a specific warehouse entity that was consolidated by AFN. Half of the total costs associated with the guarantee were allocated to the Company. The Company recorded an expense for amounts due to AFN of $2,237,888 under this arrangement for the twelve months ended December 31, 2007. This expense was recorded as CDO structuring and asset management costs in the statement of income. The agreement terminated in December 2007.

4. Capital Commitment Fee

During the three months ended March 31, 2007, AFN entered into a warehouse risk sharing arrangement with a third party investment bank for short term investment purposes. The Parent Company utilized the warehouse in order to accumulate assets prior to securitization in a CDO. The CDO closed in the three months ended March 31, 2007 and the warehouse was terminated. The Parent Company paid AFN a capital commitment fee of which one half or $600,000 was recorded by the Company as CDO structuring and asset management costs in the statement of income.

D. RAIT Financial Trust ("RAIT")

RAIT is a publicly traded REIT. It has been identified as a related party because (1) the CEO of RAIT is also the chairman and the principal of the majority member of the Parent Company; and (2) the chairperson of RAIT is the mother of the chairman and the principal of the majority member of the Parent Company. In January 2007, the Company sold a CDO debt security to RAIT that the Company had purchased for $6,860,000 in September 2006. The Company received cash proceeds of $6,790,000 and realized a loss of $70,000. The realized loss is included in principal transactions in the statement of income.

In February 2007, the Company sold a CDO debt security to RAIT that the Company had purchased for $4,500,000 in February 2007. The Company received cash proceeds of $4,662,500 and realized a gain of $162,500. The realized gain is included in principal transactions in the statement of income.

At various times during April 2007, the Company purchased three CDO securities for $19,680,000 from RAIT and subsequently sold these securities to unrelated third parties. The Company realized a gain of $218,000 from these sales to third parties. The realized gains are included in principal transactions in the statement of income.

E. Due from broker

In September 2007, the Company purchased a Euro-denominated CDO equity position for $2,581,680 which the Company accounted for as a trading security. During the period from September 17, 2007 to December 31, 2007, the Company recognized a foreign currency transaction gain of $119,412 bringing the carrying value of the security to $2,701,092. The foreign currency transaction gain is a component of other income in the statement of income. The Company also recognized $113,384 of interest income during this period, which is included as a component of principal transactions in the statement of income. The Company subsequently sold this position on December 31, 2007 to the Parent Company's chairman for $2,672,048 and recorded a receivable for this amount in due from broker. The Company subsequently received the cash for the security in January 2008. The Company realized a loss of $29,044 on the sale to the Parent Company's chairman. The realized loss is included in principal transactions in the statement of income.

F. Acquisition of 1% interest in the Company

In August 2007, the Company distributed $335,000 to the wife of the Parent Company's chairman in exchange for the 1% interest this individual held in the Company. This payment was treated as a liquidating distribution and was included in distributions in the Statement of Changes in Member's Equity.

G. Other

The Company provided certain brokerage services to employees of the Parent Company and earned commissions of $756 during 2007.

12. CONCENTRATION OF CREDIT RISK

As of December 31, 2007, the Company held approximately $18.5 million of its cash and cash equivalents with Commerce Bank and $10.6 million of its cash and cash equivalents with Merrill Lynch. If Commerce Bank or Merrill Lynch failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company's trading activities are primarily with Mesirow Financial, Inc., RBC Dain Rauscher and Merrill Lynch. All securities transactions of the Company are cleared by these firms pursuant to customer agreements. At December 31, 2007, substantially all the investments in CDO securities are positions held with one of these brokers.

With respect to the Company's investments in CDO securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the CDO issuer will meet its obligations when they come due.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying financial statements of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC) as of and for the year ended December 31, 2007, and have issued our report thereon dated February 27, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 18 and 19 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 27, 2008

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen Brothers, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2007

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net Capital Calculation

Net Capital		
Member's Capital	$	46,921,269
Deductions		
Non allowable assets		
Receivables		638,177
Due from broker		2,672,048
Due from related parties		21,992,029
Other assets		40,000
Haircuts on investments		8,370,873
Haircuts on money market funds		26,506
Undue concentration		936,495
Total Deductions		34,676,128
Net Capital		12,245,141
Minimum net capital required		2,994,880
Excess net capital	$	9,250,261
Aggregate indebtedness per balance sheet	$	44,953,693
Less: Due to broker		(30,490)
	$	44,923,203
Ratio of aggregate indebtedness to net capital		366.9%

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen Brothers, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2007

Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital December 31, 2007

The differences per this report and the originally filed quarterly report by the Company of Part II of the FOCUS Report with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows:

Unaudited computation of net capital as originally filed	$ 15,317,983
Change in non allowable assets:	
Adjust due from broker to actual	(2,672,048)
Adjust other assets to actual	(1,779)
Adjust haircuts to actual	(230,265)
Adjust undue concentration haircuts to actual	(168,750)
Net change in net capital	(3,072,842)
Adjusted computation of net capital	$ 12,245,141

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FOR SEC RULE 15c3-3

Board of Managers
Cohen & Company Securities, LLC

In planning and performing our audit of the financial statements of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC) (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 27, 2008

END